UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 001-5231

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

McDonald’s Corporation

McDonald’s Plaza

Oak Brook, Illinois 60523

McDONALD’S CORPORATION

PROFIT SHARING AND SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McDonald’s Corporation

  Profit Sharing Administrative Committee

Oak Brook, Illinois

We have audited the accompanying statements of net assets available for benefits of the McDonald’s Corporation Profit Sharing and Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of McDonald’s Corporation Profit Sharing and Savings Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 24, 2015

1.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2014

(Amounts in thousands)

	Participant- Directed Investments	ESOP
		Allocated Account	Unallocated Account	Total 2014
ASSETS
Investments, at fair value
US Treasury securities	$31,582	$—	$—	$31,582
Mortgage backed securities and corporate bonds	23,525	—	—	23,525
Mutual funds	274,031	—	—	274,031
American depository receipts and common stock other than McDonald’s Corporation common stock	335,716	—	—	335,716
McDonald’s Corporation common stock	763,217	312,045	83,480	1,158,742
Collective funds	1,347,424	5,161	1,586	1,354,171
Wrapper contracts	85	—	—	85

Total investments, at fair value	2,775,580	317,206	85,066	3,177,852

Receivables
Company contributions	14,678	—	—	14,678
Accrued income	541	—	—	541
Pending trades due from brokers	5,281	—	—	5,281
Other Receivables	25	—	—	25
Interfund receivables	76	(76)	—	—
Participant loans	34,349	—	—	34,349

Total receivables	54,950	(76)	—	54,874

Total assets	2,830,530	317,130	85,066	3,232,726

LIABILITIES
Management expenses payable	671	—	—	671
Pending trades due to brokers	14,322	—	—	14,322
Accrued interest expense	—	—	521	521
Notes payable	—	—	15,971	15,971
Other liabilities	2,215	220	—	2,435

Total liabilities	17,208	220	16,492	33,920

Net assets reflecting all investments at fair value	2,813,322	316,910	68,574	3,198,806

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,238)	—	—	(1,238)

NET ASSETS AVAILABLE FOR BENEFITS	$2,812,084	$316,910	$68,574	$3,197,568

See accompanying notes to financial statements.

2.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013

(Amounts in thousands)

	Participant- Directed Investments	ESOP
		Allocated Account	Unallocated Account	Total 2013
ASSETS
Investments, at fair value
Interest-bearing cash	$5	$—	$—	$5
Mutual funds	625,882	—	—	625,882
American depository receipts and common stock other than McDonald’s Corporation common stock	319,000	—	—	319,000
McDonald’s Corporation common stock	881,090	341,532	133,940	1,356,562
Collective funds	948,956	6,230	2,339	957,525
Wrapper contracts	112	—	—	112

Total investments, at fair value	2,775,045	347,762	136,279	3,259,086
Receivables
Company contributions	9,411	—	—	9,411
Accrued income	838	—	—	838
Pending trades due from brokers	305	—	—	305
Interfund receivables	5,733	(184)	(5,549)	—
Participant loans	32,755	—	—	32,755

Total receivables	49,042	(184)	(5,549)	43,309

Total assets	2,824,087	347,578	130,730	3,302,395

LIABILITIES
Management expenses payable	654	—	—	654
Pending trades due to brokers	657	—	—	657
Accrued interest expense	—	—	756	756
Notes payable	—	—	23,179	23,179
Other liabilities	1,236	37	—	1,273

Total liabilities	2,547	37	23,935	26,519

Net assets reflecting all investments at fair value	2,821,540	347,541	106,795	3,275,876

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,732	—	—	2,732

NET ASSETS AVAILABLE FOR BENEFITS	$2,824,272	$347,541	$106,795	$3,278,608

See accompanying notes to financial statements.

3.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2014

(Amounts in thousands)

	Participant- Directed Investments	ESOP
		Allocated Account	Unallocated Account	Total 2014
Additions to net assets attributed to:
Net appreciation in fair value of investments
Mutual funds	$26,377	$—	$—	$26,377
US Treasury securities	202	—	—	202
Mortgage backed securities and corporate bonds	6	—	—	6
American depository receipts and common stock other than McDonald’s Corporation common stock	14,110	—	—	14,110
McDonald’s Corporation common stock	(28,588)	(11,112)	(3,407)	(43,107)
Collective funds	38,153	—	—	38,153
Interest income	15,759	1	—	15,760
Dividends	36,727	11,284	3,478	51,489
Commission recapture	3	—	—	3

Net investment income	102,749	173	71	102,993

Contributions
Company	35,879	22,491	4,521	62,891
Participant	55,545	—	—	55,545
Rollovers	2,344	—	—	2,344

Total contributions	93,768	22,491	4,521	120,780

Interfund transfers-in	25,798	—	—	25,798
Participant loan interest income	1,337	—	—	1,337
Other	97	—	—	97

Total net additions	223,749	22,664	4,592	251,005

Deductions from net assets attributed to:
Benefits paid to terminated participants and withdrawals	232,824	27,441	—	260,265
Management and administrative expenses	3,041	56	—	3,097
Interfund transfers-out	—	25,798	—	25,798
Interest expense	—	—	1,284	1,284
Company matching with profit sharing forfeitures	72	—	—	72
Company matching with ESOP shares	—	—	41,529	41,529

Total deductions	235,937	53,295	42,813	332,045

Net increase/decrease	(12,188)	(30,631)	(38,221)	(81,040)

Net assets available for benefits
Beginning of year	2,824,272	347,541	106,795	3,278,608

End of year	$2,812,084	$316,910	$68,574	$3,197,568

See accompanying notes to financial statements.

4.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF PLAN

General: The McDonald’s Corporation Profit Sharing and Savings Plan (the Plan) was amended and restated in its entirety as of January 1, 2012. The Plan has been amended four times subsequent to this date, on October 18, 2012, April 30, 2013, August 23, 2013 and May 30, 2014.

The Plan is administered by a committee of officers (Administrative Committee) appointed by the Chief Executive Officer of McDonald’s Corporation (the Company or McDonald’s). Participants should refer to the Summary Plan Description and Prospectus for a more complete description and up-to-date information.

Eligibility: In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or a participating employer. The term “Company” includes McDonald’s Corporation and all participating employers in describing eligibility and contributions below.

Restaurant management employees and staff employees (including part-time staff employees) are eligible to make 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. All other employees are eligible to make 401(k) contributions after one year of eligibility service as defined by the Plan document. Restaurant management employees, who are not contributing to the Plan, are enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21. Matching contributions are provided to eligible employees after one year of eligibility service as defined by the Plan document.

Contributions: Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan subject to Internal Revenue Service (the IRS) annual limits. Highly compensated employees under IRS rules are not able to make 401(k) contributions in their second calendar year of employment until the first of the month on or after they complete one anniversary year with at least 1,000 hours of service under the Plan.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits, and in addition, may contribute more than 50% if payroll tax and other withholding requirements are met. In accordance with Plan procedures, participants may roll over money into the Plan if it is from a: Qualified Plan, Section 403(b) tax-sheltered annuity plan, Section 457 deferred compensation plan of a state or local government entity, SIMPLE 401(k) plan, Section 403(a) annuity plan, Traditional IRA, SIMPLE IRA with at least two years participation, IRA set up to receive a distribution from an eligible employer plan or Federal thrift plan under section 7701(j).

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan are Stable Value Fund, Intermediate Bond Fund, Global Bond Fund, Blended Stock/Bond Fund, Diversified Stock Fund, S&P 500 Index Fund, International Stock Fund, International Stock Index Fund, Real Estate Securities Fund, Small Cap Index Fund, Aggressive Stock Fund, McDonald’s Common Stock Fund, and the McDonald’s ESOP Stock Fund. No more than 20% of a participant’s future 401(k) contributions may be invested in the McDonald’s Common Stock Fund.

The Company matches (after one year of eligibility service and attainment of age 21) 300% of the first 1% of eligible compensation (as defined by the Plan) and 100% of the next 4% of eligible compensation that a participant contributes to the Plan. A discretionary profit-sharing match may be contributed at the option of the Compensation Committee of the Board of Directors of the Company (the Board). For the year ended December 31, 2014, the Company made a 2% discretionary profit sharing match to the Plan. The discretionary match is allocated after the end of the year to participants eligible to share in matching contributions based on participant 401(k) contributions up to 1% of eligible compensation. ESOP shares, to the extent available, are used to make matching contributions.

(Continued)

5.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participant Accounts: Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company contributions, invested in 1% increments in one or any combination of the Plan’s investment funds, including Company stock. For participants who are automatically enrolled, the participant’s 401(k) contributions are invested in the Blended Stock/Bond Fund and after 30 days are managed by Guided Choice, a managed account provider, unless the participant makes an investment election. Company regular matching contributions for each payroll period and Company discretionary matching contributions, if any, are invested in the McDonald’s ESOP Stock Fund for employees who are automatically enrolled in the Plan until the participant elects to direct such amounts to other funds offered. A participant may change how his/her existing account balance is invested at any time, but a participant may not transfer any amount into and out of the same fund more than two times within any rolling 90 day period. Participants are always able to transfer out of any fund into the Stable Value Fund even if they exceed this limit.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and discretionary profit sharing match (if any) and (b) Plan earnings, and charged with an allocated portion of investment expenses. Allocations are based on participant earnings or account balances as defined in the Plan.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP): The trustees, individuals appointed by the Compensation Committee of the Board, are authorized to invest certain assets of the Plan in shares of Company stock and to borrow money to acquire Company stock. In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald’s Series B Convertible Preferred Stock. The Preferred shares were redeemed by the Company for Common Stock in 1992 and 1995. In April 1991, the trustees borrowed $100 million to purchase 12,075,468 shares of McDonald’s Series C Convertible Preferred Stock, which were redeemed by the Company for Common Stock in 1995.

The Company is required to make sufficient cash contributions to the Plan to pay the principal and interest on the loans. Released ESOP shares are used to make matching Company allocations. The ESOP shares allocated to participant accounts are held by The Northern Trust Company (Northern Trust), the custodian of the Plan. The unallocated ESOP shares are also held at Northern Trust as collateral for loans from the Company to the Plan. Unallocated ESOP dividends are invested in an interest-bearing account until the note payment is due.

In 1999, the Leveraged ESOP loans were refinanced as discussed in Note 6, so that the last loan payment and allocation of ESOP Common Stock will occur in 2018.

During 2014, 430,087 shares were released from the unallocated ESOP shares with a fair value of approximately $41,529,000.

Vesting: All participants’ accounts under the Plan are 100% vested.

Diversification: Participants can elect to fully diversify all accounts in the Plan, regardless of age.

Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are currently subject to a $75 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is requested, plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by the Company are entitled to receive the interest in their Plan accounts within a reasonable time following their termination. A terminated participant with benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 1/2 unless an earlier distribution is elected.

Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant’s investment elections (See Note 1, Contributions). Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

(Continued)

6.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

Forfeitures: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, are used to make a portion of the Company contribution.

In-Service Withdrawals: Participants 59 1/2 or older and terminated participants may withdraw all or any part of their account balances under the Plan at any time. The Plan permits participants to withdraw up to 100% of their ESOP, Profit Sharing, Stock Sharing, Investment Savings, and Rollover accounts at any time.

Pass Through Dividend Election: Participants are offered the choice of having dividends earned on shares of McDonald’s common stock paid directly to them in cash or reinvested in their accounts in McDonald’s stock.

Voting: Participants are entitled to direct the Trustees in voting shares of McDonald’s stock credited to their accounts as well as those shares not voted by other participants and unallocated shares held in the ESOP feature of the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used for investments of the Plan.

Common stocks and American Depository Receipts: The fair values of publicly traded common stocks and American Depository Receipts (ADR) are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

(Continued)

7.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mutual funds: The fair values of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (level 1 inputs). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

U.S. Treasury securities: Fair values of U.S. Treasury bonds reflect the closing price reported in the active market in which the security is traded (level 1 inputs).

Mortgage-backed securities: Mortgage-backed securities (MBS) are types of asset-backed securities that are secured by a mortgage, or more commonly a collection (“pool”) of mortgages. The mortgages are sold to a group of individuals (a government agency or investment bank) that “securitizes”, or packages, the loans together into a security that can be sold to investors. The mortgages of MBS may be residential or commercial, depending on whether it is an Agency MBS or a Non-Agency MBS. The structure of an MBS may be known as “pass-through”, where the interest and principal payments from the borrower or homebuyer pass through it to the MBS holder, or it may be more complex, made up of a pool of other MBSs. Other types of MBS include collateralized mortgage obligations (CMO’s, often structured as real estate mortgage investment conduits) and collateralized debt obligations (CDOs). These are classified within level 2 of the fair value hierarchy. Fair value is estimated based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral.

Corporate bonds: Corporate bonds are debt securities issued by corporations and sold to investors and are valued using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are categorized within level 2 of the fair value hierarchy.

Collective trusts: The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and recent transaction prices. The investment objectives and underlying investments of the collective trusts vary, with some holding short term investments for principal preservation, diversified portfolios of domestic or international stocks, some holding securities of companies in a particular industry sectors, some holding short-term and/or medium-term corporate, government and government agency bonds, some holding a blend of asset back securities and corporate bonds, and others holding a blend of various domestic and international stocks. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The collective trusts invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified within level 2 of the fair value hierarchy.

Stable value fund: The plan investments include a Stable Value Fund which is a unitized fund managed by JPMorgan solely for the Plan. The Stable Value Fund includes synthetic guaranteed investment contracts which are comprised of collective trusts, short term investments and benefit responsive wrapper contracts (see Note 4).

Wrapper contracts: Benefit responsive wrapper contracts with various insurance carriers are utilized to provide market and cash flow risk protection to the Plan for the Stable Value Fund. The fair values of the wrapper contracts associated with the synthetic investment contracts within the Stable Value Fund have been based upon the estimated replacement costs of the wrap contracts projected for the duration of the associated portfolio and discounted back to the financial statement dates (level 3 inputs).

Contract value of the synthetic guaranteed investment contracts represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

(Continued)

8.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis as of December 31, 2014 and 2013 are summarized below (amounts in thousands):

	Fair Value Measurements at December 31, 2014 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Synthetic GIC wrapper contracts	$—	$—	$85
Interest-bearing cash	—	—	—
Collective trusts
Short-term investments	—	58,491	—
Bond/fixed income funds	—	547,542	—
Common stock funds	—	748,138	—
US Treasury securities	31,582	—	—
Mortgage Backed securities and corporate bonds	—	23,525	—
Mutual funds
Corporate bond funds	52,796	—	—
US common stock	221,235	—	—
ADR & common stock, other than McDonald’s Corp. common stock
ADR – International large cap	9,588	—	—
ADR – International mid cap	11,712	—	—
ADR – International small cap	232	—	—
Common stocks – US large cap	69,529	—	—
Common stocks – US mid cap	135,999	—	—
Common stocks – US small cap	63,650	—	—
Common stocks – International large cap	3,369	—	—
Common stocks – International mid cap	37,273	—	—
Common stocks – International small cap	4,364	—	—
McDonald’s Corp. common stock	1,158,742	—	—

	$1,800,071	$1,377,696	$85

(Continued)

9.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Fair Value Measurements at December 31, 2013 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Synthetic GIC wrapper contracts	$—	$—	$112
Interest-bearing cash	5	—	—
Collective trusts
Short-term investments	—	62,658	—
Bond/fixed income funds	—	477,898	—
Common stock funds	—	416,969	—
Mutual funds
Corporate bond funds	183,610	—	—
US common stock	400,827	—	—
International common stock	41,445	—	—
ADR & common stock, other than McDonald’s Corp. common stock
ADR – International large cap	24,349	—	—
ADR – International mid cap	100	—	—
Common stocks – US large cap	141,553	—	—
Common stocks – US mid cap	52,597	—	—
Common stocks – US small cap	56,897	—	—
Common stocks – International large cap	30,857	—	—
Common stocks – International mid cap	7,657	—	—
Common stocks – International small cap	4,990	—	—
McDonald’s Corp. common stock	1,356,562	—	—

	$2,301,449	$957,525	$112

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2014 (amounts in thousands):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (Wrapper Contracts)
Beginning balance, January 1, 2014	$112
Change in fair value of fully benefit-responsive investment contract*	(27)

Ending balance, December 31, 2014	$85

*	Unrealized appreciation (depreciation) of the wrapper contracts associated with the fully benefit-responsive investment contract is reported as an increase (decrease) in Plan investments and as an offsetting decrease (increase) in the adjustment from fair value to contract value reported in the 2014 statement of net assets available for benefits, with no effect on the 2014 change in net assets available for benefits.

Participant Loans: Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

(Continued)

10.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Long-Term Debt: The fair value of the Plan’s long-term debt is estimated based on the current rates available to the Plan for debt of the same remaining maturities (level 2). As of December 31, 2014, the estimated fair value and carrying value of the Plan’s long-term debt was $17,929,000 and $15,971,000, respectively. As of December 31, 2013, the estimated fair value and carrying value of the Plan’s long-term debt was $26,521,000 and $23,179,000, respectively.

Unallocated Net Assets Available for Benefits: Unallocated net assets available for benefits represents the fair value of shares of McDonald’s common stock purchased through the ESOP which have not been released for allocation to participants’ accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the fair value of the shares as they are allocated to participants as Company matching contributions.

Payment of Benefits: Benefits are recorded at the time of payment.

NOTE 3 - INVESTMENTS

The following presents the fair values of investments that represent 5 percent or more of the Plan’s net assets at December 31, 2014 and 2013 (amounts in thousands).

	2014	2013
Investments at fair value:
McDonald’s Corporation common stock	$1,158,742	$1,356,562
JP Morgan Chase Bank Intermediate Bond Fund	199,282	209,682
Blackrock Global Allocation Fund	248,376	222,128
NT Collective S&P500 Index Fund	302,885	244,268

NOTE 4 - INVESTMENT CONTRACTS

The Plan investments include a Stable Value Fund, managed by JPMorgan, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and JPMorgan’s administrative expenses. The Stable Value Fund holds synthetic guaranteed investment contracts, with collective funds and short-term investments as underlying investments. The underlying investments and wrapper contracts of these synthetic investment contracts are included in the financial statements at fair value.

The wrapper contracts within the Stable Value Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

(Continued)

11.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 4 - INVESTMENT CONTRACTS (Continued)

The Plan’s allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value is reflected as an adjustment from fair value to contract value on the statement of net assets as of December 31, 2014 and 2013.

	2014	2013
Average contract yield, in the aggregate for all contracts:
Based on annualized earnings (1)	1.86%	1.86%
Based on interest rate credited to participants (2)	1.57%	1.61%

(1)	Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts’ investments on the same date
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

The nonparticipant directed net assets of the Plan and changes therein consist of those reflected in the financial statements as “ESOP – Unallocated Account.”

NOTE 6 - NOTES PAYABLE

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B Notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11% ESOP Note, for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note, for three years with a final maturity of July 15, 2002. The remaining outstanding ESOP Note is a loan directly between the ESOP and the Company.

Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

The Series A/B Notes are collateralized by unallocated shares of McDonald’s common stock, valued at $83,480,554 at December 31, 2014. All Notes are guaranteed by the Company. Holders of the Notes have no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to the ESOP, and earnings attributable to such collateralized shares or contributions. The unallocated shares of McDonald’s common stock may be released from collateral under certain circumstances without the consent of the holders of the Notes.

Following are maturities of the Notes for each of the next four years (amounts in thousands):

	Series A Notes	Series B Notes	Total
2015	$4,481	$2,257	$6,738
2016	2,721	1,371	4,092
2017	1,962	988	2,950
2018	1,457	734	2,191

Total over remaining life of notes	$10,621	$5,350	$15,971

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the McDonald’s Corporation has the right under the Plan to allow an employer to discontinue its contributions at any time and the Company may terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(Continued)

12.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 8 - ADMINISTRATIVE FEES

The investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. Revenue sharing received from investments in mutual funds reduces administrative fees. Remaining administrative fees associated with the Plan are paid by the Company. Effective March 3, 2014, the Plan no longer holds investments in mutual funds with revenue sharing.

NOTE 9 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 24, 2013, that the Plan and related trust are designed, including amendments adopted through October 18, 2012, in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended several times since that date and was amended and restated, effective January 1, 2015, to reflect the change to a corporate trustee, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they continue to believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 10 - TRANSACTIONS WITH PARTIES IN INTEREST

During 2014, the Plan received $42,746,696 in common stock dividends from the Company. In connection with the Leveraged ESOP discussed in Note 6, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Plan in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC.

During 2014, fees totaling $3,097,000 were paid by the Plan to the managers of the investments held in the Plan and an advisor to Plan participants. These transactions qualify as party-in-interest transactions.

Certain Plan assets are held in participant loans or investments managed by Northern Trust, therefore these transactions qualify as party-in-interest. A portion of the Plan’s assets are also invested in Company stock (see Note 3).

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 11 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)

13.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 12 - FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to net assets per the Form 5500 (amounts in thousands):

	2014	2013
Net assets available for benefits per the financial statements	$3,197,568	$3,278,608
Adjustment from contract value to fair value for fully benefit responsive investment contracts	1,238	(2,732)

Net assets per the Form 5500	$3,198,806	$3,275,876

Following is a reconciliation of the increase (decrease) in net assets available for benefits per the financial statements for the year ended December 31, 2014, to the net income per the Form 5500 (amounts in thousands):

Decrease in net assets available for benefits per the financial statements	$(81,040)
Change in the adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2014	3,970

Net loss per the Form 5500	$(77,070)

NOTE 13 - SUBSEQUENT EVENTS

Effective January 1, 2015 the Plan was amended and restated in its entirety.

Effective January 1, 2015, for participants who are automatically enrolled, Company regular matching contributions for each payroll period and Company discretionary matching contributions, if any, are invested in the Blended Stock/Bond Fund and after 30 days are managed by Guided Choice, a managed account provider, unless the participant makes an investment election.

Effective January 1, 2015, the trustee for the Plan is The Northern Trust Company.

Effective April 1, 2015, revenue sharing received from a mutual fund reduces the investment expenses for that Plan Fund. Thus, all administrative expenses associated with the Plan are paid by the Company and the only persons benefiting from revenue sharing are plan participants.

14.

MCDONALD’S CORPORATION, EIN 36-2361282

MCDONALD’S CORPORATION PROFIT SHARING and SAVINGS PLAN, PLAN NUMBER 001

PLAN YEAR END DECEMBER 31, 2014

FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT THE END OF YEAR

(a)	(b) (c)	(d)	(e)
	IDENTITY OF ISSUER/DESCRIPTION	COST**	MARKET VALUE
	CORPORATE COMMON STOCKS & AMERICAN DEPOSITORY RECEIPTS
	8X8 INC NEW COM		166,510.48
	#REORG/COVIDIEN PLC CASH & STK MERGER MEDTRONIC HLDG 291SAC1 1-27-2015		3,641,168.00
	#REORG/TREE NAME CHANGE LENDINGTREE INC NEW 291YAG1 01-08-2015		231,113.54
	AAC HLDGS INC COM USD0.001		178,593.92
	ABBOTT LAB COM		1,662,228.44
	ACCELERON PHARMA INC COM		142,515.68
	ACE LTD COM STK		2,171,232.00
	ACTAVIS PLC COM		2,678,351.05
	ADOBE SYS INC COM		1,579,044.00
	ADR ALIBABA GROUP HLDG LTD-SP A		1,909,065.98
	ADR ARM HLDS PLC SPONSORED ISIN US0420681068		1,093,235.60
	ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT)		1,908,591.00
	ADR AXA SA SPONSORED ADR		334,995.15
	ADR BASF AKTIENGESELLSCHAFT - LEVEL I		811,384.70
	ADR BHP BILLITON LTD SPONSORED ADR		1,326,852.80
	ADR BRIT AMERN TOB PLC SPONSORED COM STK		1,191,303.18
	ADR FLAMEL TECHNOLOGIES SA SPONSORED ADR		104,647.17
	ADR INDUSTRIA DE DISENO TEXTIL INDITEX SA ADR ADR		1,595,938.00
	ADR NESTLE S A SPONSORED ADR REPSTG REG SH		1,325,355.60
	ADR NOVARTIS AG		1,195,314.00
	ADR NOVO-NORDISK A S ADR		1,344,844.96
	ADR RIO TINTO PLC SPONSORED ADR		1,667,740.48
	ADR SILICON MOTION TECHNOLOGY CORP SPONSORED ADR REPSTG SHS		127,568.10
	ADR TENARIS S A SPONSORED ADR		1,064,902.50
	ADR TENCENT HLDGS LTD ADR		273,266.83
	ADR UNILEVER N V NEW YORK SHS NEW		1,022,223.36
	ADR VALE S A ADR		384,918.08
	ADR VODAFONE GROUP PLC NEW SPONSORED ADRNO PAR		2,754,409.53
	ADR YARA INTL ASA SPONSORED ADR		95,874.56
	AEGEAN MARINE PETROLEUM NETWORK INC COM STK USD0.01		69,917.74
	AEGION CORP 10		1,437,622.50
	AERIE PHARMACEUTICALS INC COM		88,270.56
	AGCO CORP COM		1,965,070.00
	AGRIUM INC COM		189,440.00
	ALDER BIOPHARMACEUTICALS INC COM		81,684.72
	ALEXION PHARMACEUTICALS INC COM		1,610,686.15
	ALLEGION PLC COMMON STOCK		387,776.32
	ALLERGAN INC COM		1,127,152.18
	ALLIED MOTION TECHNOLOGIES INC COM		7,533.42
	AMAG PHARMACEUTICALS INC COM STK		133,443.22
	AMAZON COM INC COM		2,533,387.05
	AMBARELLA INC SHS		137,704.80
	AMERICAN TOWER CORP		2,863,190.25

15.

AMERIPRISE FINL INC COM	2,797,087.50
AMERISAFE INC COM	727,744.80
AMN HEALTHCARE SVCS INC COM	161,641.20
AMSURG CORP COM	1,269,188.70
ANI PHARMACEUTICALS INC COM	61,690.66
APPLE INC COM STK	5,892,194.78
APPLIED MATERIALS INC COM	492,917.60
AQUINOX PHARMACEUTICALS INC COM	30,307.50
ARATANA THERAPEUTICS INC COM	55,509.30
ARC DOCUMENT SOLUTIONS INC COM	79,205.00
ASSOCTD BANC-CORP COM	906,070.05
ATLAS FINANCIAL HLDGS INC COM	55,031.04
ATRICURE INC COM STK	115,049.44
AUSPEX PHARMACEUTICALS INC COM	103,228.16
AVALANCHE BIOTECHNOLOGIES INC. COM	72,576.00
AVISTA CORP COM ISIN # US05379B1070	586,633.25
BANK OF AMERICA CORP	4,278,393.50
BARNES GROUP INC COM	939,868.95
BBCN BANCORP INC COM	469,363.20
BIOGEN IDEC INC COM STK	2,616,141.15
BLUEBIRD BIO INC COM	153,722.72
BOEING CO COM	6,069,806.04
BRINKER INTL INC COM	1,294,994.85
BRINKS CO COM	1,919,602.40
BRISTOL MYERS SQUIBB CO COM	4,173,834.21
BROADCOM CORP CL A	1,169,910.00
BROOKFIELD ASSET MGMT INC VOTING SHS CL A VOTING SHS CL A	495,885.96
BROOKS AUTOMATION INC COM	1,432,207.50
BUILD-A-BEAR WORKSHOP INC COM STK	55,978.50
CAL MAINE FOODS INC COM NEW STK	760,694.70
CALAMOS ASSET MGMT INC CL A COM STK	685,980.00
CALAVO GROWERS INC COM	99,755.70
CALLIDUS SOFTWARE INC COM STK	240,916.49
CAMERON INTL CORP COM STK	1,630,867.50
CANADIAN NATL RY CO COM	2,364,164.28
CANADIAN PAC RY LTD COM CANADIAN PACIFICRAILWAY LTD	4,121,639.10
CAPELLA ED CO COM	123,059.04
CARBO CERAMICS INC COM	1,201,900.50
CBL & ASSOC PPTYS INC COM	792,433.10
CDN NAT RES LTD COM CDN NAT RES COM STK	871,217.44
CELGENE CORP COM	1,818,843.60
CEMPRA INC COM	91,853.57
CENTENE CORP DEL COM	2,026,632.75
CHICAGO BRDG & IRON CO N V COM NV	1,576,558.90
CHIPOTLE MEXICAN GRILL INC COM STK	943,939.29
CITIGROUP INC COM NEW COM NEW	3,430,574.00
CNO FINL GROUP INC COM	1,370,453.70
COGNEX CORP COM	1,456,882.50
COLUMBIA SPORTSWEAR CO COM	1,353,570.60
COMCAST CORP NEW-CL A	5,510,950.00
COMFORT SYS USA INC COM	44,922.88

16.

COML METALS CO COM	716,760.00
CONCHO RES INC COM STK	1,292,460.75
CONSOLIDATED COMMUNICATIONS HLDGS INC COM STK	751,410.00
CONVENANT TRANSN GROUP INC CL A	81,763.76
CORE LABORATORIES NV NLG0.03	681,004.06
CORE-MARK HLDG CO INC COM	104,537.84
COSTCO WHOLESALE CORP NEW COM	2,004,345.00
COWEN GROUP INC NEW CL A CL A	1,089,600.00
CRAFT BREW ALLIANCE INC COM	79,346.32
CROSS CTRY HEALTHCARE INC COM	99,353.28
CUBIC CORP COM	929,622.40
CVB FINL CORP COM	1,261,174.50
DARLING INGREDIENTS INC COMSTK	2,035,191.20
DAVE & BUSTERS ENTMT INC COM	70,597.80
DENNYS CORP COM	66,334.54
DEVRY EDUCATION GROUP INC	1,129,786.00
DIAGEO PLC SPONSORED ADR NEW	1,203,079.05
DIEBOLD INC COM	1,959,065.20
DISCOVERY COMMUNICATIONS INC NEW COM SERA STK	207,354.55
DISCOVERY COMMUNICATIONS INC NEW COM SERC COM SER C	206,939.64
DUNKIN BRANDS GROUP INC COM	312,240.65
DYAX CORP COM	66,321.02
EAST WEST BANCORP INC COM	1,313,817.40
EATON CORP PLC COM USD0.50	1,275,609.20
ELLIE MAE INC COM STK	129,790.08
ENCANA CORP COM NPV	951,482.00
ENSCO PLC SHS CLASS A COM	468,717.50
EOG RESOURCES INC COM	1,138,905.90
EPLUS INC COM	62,368.56
EVINE LIVE INC CL A CL A	71,389.47
EXELON CORP COM	2,221,092.00
EXPRESS SCRIPTS HLDG CO COM	2,832,211.50
F N B CORP PA COM	932,400.00
FACEBOOK INC CL A CL A	3,459,874.92
FIESTA RESTAURANT GROUP INC COM	202,524.80
FIREEYE INC COM	465,489.20
FIVE PRIME THERAPEUTICS INC COM	61,560.00
FMR BROS CO DEL	69,884.85
FOAMIX PHARMACEUTICALS LTD COM ILS0.16	42,641.83
FOOT LOCKER INC COM	723,879.30
FORD MTR CO DEL COM PAR $0.01 COM PAR $0.01	2,016,550.00
FRESH MKT INC COM	1,251,244.00
FXCM INC	88,135.83
GATX CORP COM	761,254.20
GENERAL ELECTRIC CO	4,916,278.50
GILEAD SCIENCES INC	1,471,115.82
GLACIER BANCORP INC NEW COM	619,826.40
GLOBAL INDEMNITY PLC COM USD0.0001	793,225.20
GLOBANT SA USD1.20	125,100.58
GOLDMAN SACHS GROUP INC COM	4,704,060.27
GOOD TIMES RESTAURANTS INC COM	44,488.32

17.

	GOOGLE INC CL A	1,643,984.68
	GOOGLE INC COM USD0.001 CL’C’	1,639,209.60
	GRAN TIERRA ENERGY INC COM	431,739.00
	GROUP 1 AUTOMOTIVE INC COM	1,249,750.90
	GTT COMMUNICATIONS INC COM	157,225.32
	HAWAIIAN HOLDINGS INC COM	101,725.25
	HEALTHSTREAM INC COM STK ISIN# US42222N1037	118,863.36
	HERON THERAPEUTICS INC COM	76,254.80
	HILL ROM HLDGS INC COM STK	1,997,471.70
	HONEYWELL INTL INC COM STK	3,587,128.00
	HORNBECK OFFSHORE SVCS INC NEW COM	632,989.50
	ICONIX BRAND GROUP INC COM	1,955,258.35
	ICU MED INC COM	614,250.00
	IGI LAB INC	87,841.60
	ILLUMINA INC COM	1,523,892.48
	IMMUNOMEDICS INC COM	634,248.00
	INCONTACT INC COM	146,766.63
	INFINITY PHARMACEUTICALS INC COM STK	109,176.96
	INGERSOLL-RAND PLC COM STK	1,331,316.78
	INPHI CORP	47,419.68
	INSIGHT ENTERPRISES INC COM	507,314.55
	INSTALLED BLDG PRODS INC COM	45,690.48
	INSTEEL INDS INC COM	64,727.10
	INTERCONTINENTAL EXCHANGE INC COM	1,918,787.50
	INTREPID POTASH INC COM	1,270,714.00
	INVENTURE FOODS INC COM STK	102,786.32
	IPG PHOTONICS CORP COM	1,273,640.00
	JOHNSON CTL INC COM	3,221,861.00
	KADANT INC COM	893,928.60
	KARYOPHARM THERAPEUTICS INC COM	86,762.74
	KIRKLANDS INC COM	78,839.40
	KONA GRILL INC COM	57,032.30
	KOPPERS HLDGS INC COM	1,141,950.90
	K2M GROUP HLDGS INC COM	87,654.00
	LACLEDE GROUP INC COM	799,596.00
	LADENBURG THALMANN FINL SVCS INC COM ISIN US50575Q1022	2,464.80
	LAS VEGAS SANDS CORP COM STK	1,729,736.56
	LDR HLDG CORP COM	118,729.16
	LENDINGCLUB CORP COM	55,432.30
	LIBERTY MEDIA CORP DEL COM SER C COM SERC	1,222,547.00
	LIBERTY TAX INC CL A CL A	46,319.04
	LINDSAY CORPORATION COM	503,722.50
	LINKEDIN CORP CL A	1,841,585.07
	LOXO ONCOLOGY INC COM	48,245.50
	MACROGENICS INC COM	132,669.81
*	MANULIFE FINL CORP COM	309,009.83
	MARCUS & MILLICHAP INC COM	129,741.50
	MARINEMAX INC COM	143,678.30
	MARRIOTT INTL INC NEW COM STK CL A	1,620,917.19
	MASTERCARD INC CL A	3,548,844.24
	MATTSON TECH INC COM	42,214.40

18.

MAVENIR SYS INC COM	34,727.16
MCGRAW HILL FINANCIAL INC	971,305.68
MERCK & CO INC NEW COM	1,410,550.02
MICHAEL KORS HOLDINGS LTD COM NPV	552,660.90
MIDDLEBY CORP COM	1,158,479.00
MIMEDX GROUP INC COM	99,446.25
MIRATI THERAPEUTICS INC COM	49,318.76
MOHAWK INDS INC COM	1,196,272.00
MONDELEZ INTL INC COM	1,411,335.23
MONSANTO CO NEW COM	5,769,564.71
MONTPELIER RE HOLDINGS LTD COM	950,304.60
MOOG INC CL A	529,314.50
MORGAN STANLEY COM STK USD0.01	1,434,513.60
MOSAIC CO/THE	1,465,365.00
MOTORCAR PTS & ACCESSORIES INC COM	159,118.62
MULTI-COLOR CORP COM	71,602.64
NABORS INDUSTRIES COM USD0.10	1,404,734.54
NATUS MED INC DEL COM	103,542.92
NAUTILUS INC COM	97,243.08
NEOGENOMICS INC COM NEW COM NEW	126,659.58
NETAPP INC COM STK	1,991,672.50
NETFLIX INC COM STK	1,336,378.32
NEWPORT CORP COM	739,748.10
NIKE INC CL B	2,327,310.75
NOBLE CORP PLC COMMON STOCK	744,589.52
NORCRAFT COS INC COM	50,720.40
NORDSON CORP COM	1,666,784.80
NORTHERN TR CORP COM	2,446,552.60
NOVA MEASURING INSTRUMENTS	42,308.08
O REILLY AUTOMOTIVE INC NEW COM USD0.01	1,245,480.92
OCCIDENTAL PETROLEUM CORP	4,002,286.50
OFG BANCORP COM	664,085.25
OGE ENERGY CORP COM	1,400,573.00
OLIN CORP COM	242,614.35
OMNICOM GROUP INC COM	2,788,920.00
ONCOTHYREON INC COM STK	61,892.50
ORACLE CORP COM	3,267,070.50
ORASURE TECHNOLOGIES INC COM	113,162.40
OWENS ILL INC COM NEW	1,093,661.79
OXFORD IMMUNOTEC GLOBAL PLC ORD GBP0.006705	48,092.22
PARAGON OFFSHORE COMMON STOCK	41,142.81
PARTNERRE HLDG LTD COM STK	442,938.53
PAYCOM SOFTWARE INC COM	156,452.86
PAYLOCITY HLDG CORP COM	140,289.03
PENTAIR PLC COM STK	425,088.00
PERNIX THERAPEUTICS HLDGS INC COM	54,471.39
PERRIGO COMPANY LIMITED COM EUR0.001	377,614.44
PFIZER INC COM	4,317,390.00
PNC FINANCIAL SERVICES GROUP COM STK	3,425,686.50
POLARIS INDS INC COM	1,056,411.40
POPEYES LA KITCHEN INC COM USD0.01	84,742.62

19.

PORTLAND GENERAL ELECTRIC CO COM NEW COMNEW	395,512.65
POTASH CORP SASK INC COM	1,233,762.92
PRECISION CASTPARTS CORP COM	1,655,568.24
PROGRESS SOFTWARE CORP COM	918,680.00
PROOFPOINT INC COM	228,079.67
PVTPL OVASCIENCE INC COM MON STOCK	59,741.22
QUALCOMM INC COM	2,445,457.00
QUINSTREET INC COM STK	14,847.22
Q2 HLDGS INC COM	104,430.12
RECEPTOS INC COM	121,529.92
RED HAT INC COM	1,551,155.90
REGAL BELOIT CORP COM	795,992.00
RENTRAK CORP COM	110,977.68
REP AWYS HLDGS INC COM USD0.001	103,822.44
REPLIGEN CORP COM STK USD0.01	117,354.60
SAIA INC COM STK	1,037,169.60
SALESFORCE COM INC COM STK	1,927,515.69
SANDERSON FARMS INC COM	1,476,319.25
SANFILIPPO JOHN B & SON INC COM	62,244.00
SCHLUMBERGER LTD COM COM	3,368,997.45
SENSIENT TECHNOLOGIES CORP COM	441,085.40
SEQUENTIAL BRANDS GROUP INC	85,229.47
SHIRE PLC ADR	1,192,349.40
SKULLCANDY INC COM	95,520.86
SNAP-ON INC COM	1,067,255.70
SPECTRANETICS CORP COM	242,474.96
SPLUNK INC COMSTK COM USD0.001	946,619.10
SQUARE 1 FINL INC CL A CL A	14,622.40
STAMPS COM INC COM NEW	55,716.39
STARBUCKS CORP COM	1,318,379.40
SUMMIT HOTEL PROPERTIES INC COM	135,745.28
SUNCOR ENERGY INC NEW COM STK	1,662,793.16
SUNESIS PHARMACEUTICALS INC COM NEW STOCK	47,848.20
SUNOPTA INC COM	130,041.90
SUPER MICRO COMPUTER INC COM	108,267.52
SYNERGY RES CORP COM	55,439.34
TAKE-TWO INTERACTIVE SOFTWARE INC CDT-COM CDT-COM	812,870.00
TALISMAN ENERGY INC COM	9,983.25
TASER INTL INC COM	185,810.16
TECK RESOURCES LIMITED	200,412.52
TEEKAY TANKERS LTD COM STK	1,011,893.74
TESLA MTRS INC COM	1,054,890.63
TEXAS INSTRUMENTS INC COM	2,272,262.50
THE PRICELINE GROUP INC	1,917,833.22
THOR INDS INC COM STK	1,584,752.55
TIFFANY & CO COM	1,516,663.98
TIME INC NEW COM	1,151,748.00
TJX COS INC COM NEW	1,045,227.78
TOWER SEMICONDUCTOR LTD	144,603.84
TRIANGLE PETROLEUM CORPORATION COMMON STOCK	387,180.00
TRINITY IND INC COM	1,219,275.30

20.

	TRIPADVISOR INC COM COM STK		725,993.84
	TRIVASCULAR TECHNOLOGIES INC COM		46,835.82
	TUBEMOGUL INC COM		102,151.50
	TUCOWS INC COM NEW COM NEW		58,132.95
	TUESDAY MORNING CORP COM NEW ISIN US8990355054		1,371,613.60
	TWENTY-FIRST CENTY FOX INC CL A CL A		1,525,677.03
	TWITTER INC COM		1,027,783.11
	U S PHYSICAL THERAPY COM		65,373.68
	UBS GROUP AG COMMON STOCK		279,926.90
	UNDER ARMOR INC CL A		1,188,929.00
	UNION PAC CORP COM		1,726,670.22
	UNITEDHEALTH GROUP INC COM		3,214,662.00
	UNVL ELECTRS INC COM		93,773.26
	VALEANT PHARMACEUTICALS INTERNATIONAL INC COMMON STOCK		2,690,468.00
	VASCULAR SOLUTIONS INC COM		60,947.04
	VERTEX PHARMACEUTICALS INC COM		1,071,813.60
	VIACOM INC NEW CL B		3,563,087.50
	VIRTUSA CORP COM		91,090.62
	VISA INC COM CL A STK		2,753,362.20
	VMWARE INC CL A COM CL A COM		778,246.12
	WALT DISNEY CO		1,825,402.20
	WALTER INVT MGMT CORP		1,273,498.85
	WEATHERFORD INTERNATIONAL LTD(IE)USD0.001		1,337,875.25
	WELLCARE HLTH PLANS INC COM		1,594,015.50
	WERNER ENTERPRISES INC COM		790,431.25
	WESTN REFNG INC COM		1,103,553.80
	WIX.COM LTD COM ILS0.01		58,023.00
	WORKDAY INC CL A COM USD0.001		960,304.87
	XENOPORT INC COM STK		59,960.49
	YODLEE INC COM		43,724.80
	ZELTIQ AESTHETICS INC COM		239,021.24
	ZOES KITCHEN INC COM		50,697.45

	TOTAL CORPORATE COMMON STOCKS (other than employer securities) & AMERICAN DEPOSITORY RECEIPTS		335,715,712.15

	McDONALD’S CORPORATION COMMON STOCK
*	MC DONALDS CORP COM	14,058,138.70	83,480,515.80
*	MC DONALDS CORP COM		312,044,518.70
*	MC DONALDS CORP COM		763,217,327.30

	TOTAL McDONALD’S CORPORATION COMMON STOCK		1,158,742,361.80

	INTEREST IN REGISTERED INVESTMENT CO.
*	MFO AMERICAN BEACON FDS HOLLAND LARGE CAP GROWTH FD INSTL CL		15,427,018.31
*	MFO ARTISAN MID CAP FD INSTL CL SH		29,528,063.68
*	MFO DFA EMERGING MARKETS VALUE		25,830,227.47
*	MFO NUVEEN INVT FDS INC REAL ESTATE SECSFD CL R6		106,572,974.12
*	MFO PRIMECAP ODYSSEY FDS AGGRESSIVE GROWTH FD		43,876,415.41
*	MFO DODGE & COX INC FD		52,796,433.63

	TOTAL INTEREST IN REGISTERED INVESTMENT CO.		274,031,132.62

	MCDONALD’S LOAN ASSETS
*	MCDONALD’S LOAN ASSET&&&		34,348,566.51

	TOTAL McDONALD’S LOAN ASSETS		34,348,566.51

21.

	INTEREST-BEARING CASH
	United States dollar - Cash	0.10
	United States dollar - Invested cash	263.44

	TOTAL INTEREST-BEARING CASH	263.54

	WRAPPER CONTRACTS
*	GIC MONUMENTAL LIFE CONTRACT MDA00824TR RATE 1.65% MAT 12/31/2064	85,413.00

	TOTAL WRAPPER CONTRACTS	85,413.00

	COLLECTIVE TRUSTS
*	MFO ARTISAN INTERNATIONAL FUND	35,921,395.50
*	NT COLLECTIVE ALL CTY WLD EX-US INVSTBL MKT IDX FD - DC - NONLENDING - TR 3	40,862,330.56
*	MFO MANNING & NAPIER NON US EQUITY	35,866,103.60
*	NT COLLECTIVE RUSSELL 2000 INDEX FUND - DC -NON LENDING TIER THREE	84,227,184.90
*	NT COLLECTIVE S&P500 INDEX FUND - DC- NON LENDING - TIER THREE	302,884,538.75
*	MFO JP MORGAN CHASE BK LIQUIDITY FUND	26,716,307.96
*	MFO JPMCB INTER PUB BD FD	199,282,117.47
*	MFO SUBADVISED FIXED INCOME MODERATE DURATION FUND	116,980,119.48
*	MFO SUBADVISED FIXED INCOME WAMCO FUND	141,217,802.48
*	MFO BLACKROCK GLOBAL ALLOCATION COLLECTIVE FUND M	248,375,929.42
*	MFO MANULIFE AM TC STRATEGIC FIXED INCOME FUND CLASS 3 RETIREMENT B	90,062,045.40
*	MFO METROPOLITAN WEST FDS FLOATING RATE INCOME FD CL I	527,085.94
*	Northern Trust Company COLTV SHORT TERM INVT FD	31,247,395.54

	TOTAL COLLECTIVE TRUSTS	1,354,170,357.00

	CORPORATE BONDS & MORTGAGE BACKED SECURITIES
	ZFS FINANCE USA TST FLT RT BD 144A DUE 12-15-2065/12-15-2015 BEO	184,392.25
	ROYAL BK SCOTLAND 2.55% DUE 09-18-2015	252,503.00
	BK AMER N A CHARLOTTE N C MEDIUM TERM TRANCHE # TR 00229 5.3 DUE 03-15-2017	322,249.50
	BOARDWALK 5.2% DUE 06-01-2018	183,399.83
	ENERGY TRANSFER PARTNERS 5.2 2-1-2022	213,911.20
	GOLDMAN SACHS GROUP INC 5.95 DUE 01-18-2018	249,967.80
	MIDAMERICAN ENERGY 4.8% DUE 09-15-2043	203,191.80
	MORGAN STANLEY FORMERLY MORGAN STANLEY MORGAN STANLEY 5.95 DUE 12-28-2017	277,787.75
	PUB SVC CO OKLA 6.15 DUE 08-01-2016 BEO	214,557.00
	PVTPL FIRSTENERGY TRANSMISSION LLC SR NT144A 5.45% DUE 07-15-2044/05-19-2014 BEO	188,626.55
	FNMA DISC NT 03-25-2015 FNMA	1,399,575.35
	FNMA DISC NT 04-15-2015 0% DISC NTS 15/04/2015 USD	1,999,416.68
	MFO METROPOLITAN WEST FUNDS HIGH YIELD BD FD CL I	1,316,401.98
	FNMA POOL #468551 3.98% DUE 07-01-2021 BEO	163,708.05
	FNMA POOL #AM0827 2.6 DUE 11-01-2022 REG	130,852.97
	FNMA POOL #AM2808 2.7% 03-01-2023 BEO	130,929.11
	FNMA POOL #MA1512 3.5% 07-01-2033 BEO	265,142.52
	FNMA SINGLE FAMILY MORTGAGE 2.5% 15 YEARS SETTLES JANUARY	244,350.00
	FNMA SINGLE FAMILY MORTGAGE 3% 15 YEARS SETTLES JANUARY	124,729.68
	FNMA SINGLE FAMILY MORTGAGE 3.5% 15 YEARS SETTLES JANUARY	105,640.60
	FNMA SINGLE FAMILY MORTGAGE 3.5% 30 YEARS SETTLES JANUARY	2,606,055.00
	FNMA SINGLE FAMILY MORTGAGE 4% 30 YEARS SETTLES JANUARY	1,056,581.46
	FNMA SINGLE FAMILY MORTGAGE 4.5% 30 YEARS SETTLES JANUARY	922,648.65
	FNMA SINGLE FAMILY MTG 3 30 YEARS SETTLES JAN	3,904,633.18
	GNMA II JUMBOS 3% 30 YEARS SETTLES JANUARY	102,262.50
	GNMA II JUMBOS 3.5 30 YEARS SETTLES JAN	419,875.20
	GNMA II JUMBOS 4 30 YEARS SETTLES JAN	643,305.60

22.

	GNMA II JUMBOS 4.5% 30 YEARS SETTLES JANUARY	152,966.38
	CMO BANC AMER COML MTG INC SERIES 2005-5CL-A4 DUE 10-10-2045 REG	195,303.59
	CMO J P MORGAN CHASE COML MTG SECS CORP 2005-CIBC13 MTG PASSTHRU DUE 01-12-43	235,071.96
	CMO MORGAN STANLEY CAPITAL I 2011-C3 CL A4 4.118 7-15-2021	194,864.40
	CR SUISSE COML MTG FLTG RT 5.526% DUE 01-15-2049	296,016.23
	PVTPL CMO DBRR SER 2013-EZ3 CL A VAR RT DUE 12-18-2049	264,602.58
	UBS-CITIGROUP COML 1.524% DUE 01-10-2045	197,032.60
	PVTPL A VOCE CLO LTD / A VOCE CLO LLC SRSECD NT CL A-1B FLTG 144A 07-15-2026	143,709.50
	PVTPL AMMC CLO XIV LTD / AMMC CLO XIV CORP SR SECD NT CL A-1L FLTG 07-27-2026	128,648.00
	PVTPL CEDAR FDG III CLO LTD / CEDAR FDG III CL SR SECD NT CL A-1 FLTG 05-20-2026	129,285.00
	PVTPL FLAGSHIP VII LTD LLC SR SECD NT CLA-1 VAR RT DUE 01-20-2026	128,993.59
	PVTPL MAGNETITE CLO LTD SR 2014-8A CL A VAR RT 04-15-2026	129,311.00
	CMO 2005-AR13 MTG PASSTHRU CTF CL A-1A2 DUE 10-25-2045 REG	252,609.08
	FHLB DISC NT 02-09-2015 0% DISC NTS 09/02/2015 USD	1,549,896.66
	FHLB DISC NT 02-23-2015	1,699,821.51

	TOTAL CORPORATE BONDS & MORTGAGE BACKED SECURITIES	23,524,827.29

	UNITED STATES TREASURIES
	UNITED STATES TREAS BDS 3.125 DUE 08-15-2044	2,519,155.08
	UNITED STATES TREAS BDS 3% DUE 11-15-2044 REG	215,442.29
	UNITED STATES TREAS NTS DTD 09/30/2014 .5% DUE 09-30-2016	15,192,173.88
	UNITED STATES TREAS NTS DTD 11/15/2014 2.25% DUE 11-15-2024 REG	6,206,422.64
	UTD STATES TREAS 1.5% DUE 10-31-2019	3,761,934.21
	UNITED STATES OF AMER TREAS NOTES INFLATION INDEX 0.125 NTS 07-15-2024	394,861.12
	UNITED STATES TREAS BILLS 01-29-2015 UNITED STATES TREAS BILLS	2,599,950.60
	UNITED STATES TREAS BDS 1.375 02-15-2044 REG	691,878.82

	TOTAL UNITED STATES TREASURIES	31,581,818.64
	TOTAL ASSETS	3,212,200,452.55

*	Party in Interest
**	Historical cost is disclosed only for nonparticipant-directed investments

23.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald’s Corporation Profit Sharing and Savings Plan

Dated: June 25, 2015	By:	/s/ Catherine Griffin
Name: Catherine Griffin
Title: Corporate Vice President—Deputy General Council

24.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Crowe Horwath, LLP Independent Registered Public Accounting Firm

25.